UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: September 8, 2006

OUVO, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

000-49838	94-3381088
(Commission File Number)	(IRS Employer Identification Number)

Kent Carasquero, Chief Executive Officer

325-3495 Cambie Street, Vancouver, British Columbia V5Z 4R3
(Address of principal executive offices)

(604) 725-4160
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

As used in this current report on Form 8-K, the terms "Corporation," "we," "our," and "us" refer to Ouvo, Inc. and the St. John's Ridge Mineral Claim on a consolidated basis except as otherwise indicated. The term "Claim" refers to the St. John's Ridge Mineral Claim, tenure number 536564. The business, operations, and other material information concerning the Claim is set forth below in Item 2.01.

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

PART I

DESCRIPTION OF BUSINESS

The Agreement

The Corporation was incorporated in the State of Delaware on November 16, 2000. On August 10, 2006, the Corporation entered into a Property Purchase Agreement (the "Agreement") with Madman Mining Co. Ltd. and Lloyd C. Brewer, its president (together "Madman Mining"). Pursuant to the Agreement, the Corporation agreed to purchase a 100% interest in the Claim from Madman Mining. An agreed purchase price of $8,000 was paid at closing on September 8, 2006, at which time Madman Mining transferred the Claim to the Corporation in the form of a "quit-claim deed."

Mineral Exploration

The Claim, Location and Access

The Claim is located approximately 180 miles east of Vancouver (See Figures 1 and 2). It is comprised of a 6-cell mineral claim with the total surface area of approximately 314.6 acres. The Claim is best accessed via Beaverdell, heading six miles northeast to a secondary logging road which runs through the western sections of the Claim. A network of secondary gravel roads and trails branch off from the logging road and provide good access to most other parts of the property.

Physiography, Vegetation and Climate

The Claim is located within the Monashee Mountains of the Southern Interior Physiographic Region and straddles the St. John Ridge. The lower elevation of the Claim is 3,500 feet and is located in the southwest within the eastern side of the St. John Creek drainage. The highest elevation of the Claim is 4,400 feet and is located at the northeast corner of the Claim on the St. John Ridge.

Slopes within the Claim are moderate to steep throughout the property. Vegetation consists mainly of fir, larch and pine, much of it mature second growth. Some of the area has been recently logged or burned over. There is relatively little underbrush, and there are sections of open grassy lands. Soil cover is extensive, with the soil cover being 4-5 feet thick in the St. John Creek drainage and generally less than one-foot deep at higher elevations. Rock exposures make up about 15-20% of the Claim's surface area.

A snow pack of approximately 3-5 feet begins to accumulate on the Claim in November and lingers in places into May. The recommended field season for initial phases of exploration is from early May to late November. Drilling and underground development can be carried out on a year-round basis with the aid of a bulldozer to keep access roads snow-free. Ample water is available from St. John Creek and Beaverdell Creek to support all phases of exploration and development.


YUKON
N.W.T.
ALASKA
U.S.A.
BRITISH
COLUMBIA
ALBERTA
Pacific Ocean
Stewart
Ft. St. John
Dawson Creek
Prince Rupert
Smithers
Prince George
PROPERTY LOCATION
Bella Coola
Williams Lake
Kamloops
Kelowna
Vancouver
Victoria
Cranbrook
Trail
U.S.A.
0
200km
400km
Scale 1" = 100 miles
OUVO INCORPORATED
PROJECT:
ST. JOHN RIDGE PROJECT
LOCATION MAP
St. John Ridge / Beaverdell Area
Greenwood M.D., B.C. - BC TRIM Maps 082E55 & 082E56E
DATE:
August 06
REF. NO:
StJohnRdg 1-06
GeoGrafix

Figure 1



St. John Ridge Claim

St. John Ridge Zone

St. John Creek

Beaverdell 5 miles

119° 00'

49°30 30"

Claim Border
Contour Interval = 100 ft
Contour Interval = 500 ft
Roads
Rivers & Creeks
Mineral Showings



0   1000m   2000m

Scale 1:35,000

OUVO INCORPORATED	
PROJECT: *ST. JOHN RIDGE PROJECT*	
CLAIM & TOPOGRAPHY MAP	
St. John Ridge / Beaverdell Area Greenwood M.D., B.C. - BC TRIM Maps 082E55 & 082E56	
DATE: August 06	DRAWING NO.
REF. NO. StJohnRdg 06-02	FIGURE 2

Figure 2

History

Historic records indicate that placer gold was mined in the late 1880's from a creek originating within the northwest area of the Claim. Exploration within the Claim itself dates back to 1901 when prospecting and trenching was carried out on the St. John Ridge area of the Claim. A public record of exploration activity on the Claim was documented when exploration programs conducted in the 1970's and 1980's produced numerous trenches and pits.

- In 1970 DeKalb Mining Corporation completed a soil geochemical survey over a portion of the northeastern area of the Claim.

- In 1971 Husky Oil Ltd. carried out ground magnetic and soil geochemical surveys within the northern area of the Claim.

- In 1984 Talisman Silver Mines Inc. completed an exploration program consisting of the emplacement of a small control grid and the collection and analysis of 320 soil geochemical samples within the Claim.

Geology and Mineralization

The Claim is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks.

The Claim encompasses a documented mineral showings listed in the BC Government mineral inventory data base "MINFILE" as well as an additional gold/silver in soil-geochemical sample anomaly. The MINFILE showing is located in the central area of the Claim. The showing consists of a 6.5 to 10 foot wide quartz vein developed by 5 trenches and 4 shallow shafts. A rock sample from a trench that exposed the vein returned 0.26 oz/ton gold (Au) and 2.97 oz/ton silver (Ag).

Geochemical soil sample surveys carried out over the area in 1970 and 1984 located two anomalous zones that have an approximate 180° strike. One of the anomalous zones correlates directly with the known strike/surface trace of the vein. The second anomalous zone is a coincident gold, silver, lead, zinc and copper in soil anomaly located approximately 125 feet to the west of, and running parallel to, the known mineralized vein.

Competition

The exploration and mining industry is highly fragmented. We are competing with many other exploration companies looking for minerals, and are a markedly small participant in the mineral exploration business. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from the Claim.

Marketability

Readily available mineral markets exist in Canada and around the world for the sale of minerals. Therefore, we will likely be able to sell any valuable minerals that we may ultimately recover from the Claim.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

The Corporation currently has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Governmental and Environmental Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the province of British Columbia, specifically. Under these laws, prior to production, we have the right to explore the Claim, subject only to a notice of work which may entail posting a bond if we significantly disturb the Claim's surface. This would first occur during the drilling phase of exploration.

In addition, production of minerals in the province of British Columbia requires prior approval of applicable governmental regulatory agencies. We can provide no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known at this time.

We will have to sustain the cost of reclamation and environmental mediation for all exploration and development work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Since there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.

Should we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in the exploration phases as the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

·   Water discharge will have to meet water standards;
·   Dust generation will have to be minimal or otherwise re-mediated;
·   Dumping of material on the surface will have to be re-contoured and re-vegetated;
·   An assessment of all material to be left on the surface will need to be environmentally benign;
·   Ground water will have to be monitored for any potential contaminants;
·   The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and
·   An impact report of the work on the local fauna and flora will have to be provided.

During the initial phases of exploration, there will be no significant costs of compliance with government regulations.

Exploration

The Corporation will be involved in exploration activities but has realized no exploration costs at this time. We expect to realize exploration expenditures as we investigate the Claim.

Risk Factors

Since our future operating results are highly uncertain you should carefully consider the risks described below, in addition to the other information contained in this current report. If any of these risks actually impact the Corporation, our business, financial condition or results of operations could be seriously harmed and you could lose all or part of any investment in our business.

We have a history of significant operating losses and such losses may continue in the future.

Since 2000, our expenses have substantially exceeded our income, resulting in continuing losses and an accumulated deficit of $360,051 at December 31, 2005, which increased to $435,423 at June 30, 2006. We may continue to incur operating losses as we satisfy ongoing regulatory disclosure requirements, operate our business, and explore our Claim. The Corporation's only expectation of future profitability is dependent upon its ability to produce revenue from the Claim. Should the Corporation be unable to produce revenue from the Claim it may never be profitable.

We need to continue as a going concern if our business is to succeed.

Our independent accountant's report on our audited financial statements for the period ended December 31, 2005, indicates that there are a number of factors that raise substantial doubt as to our ability to continue as a going concern. Such factors identified in the report include our accumulated deficit, our failure to attain profitable operations, and our dependence upon obtaining adequate financing to satisfy liabilities. If we are not able to continue as a going concern, it is likely that the Corporation's shareholders will lose their investments.

We will continue to incur losses into the foreseeable future.

Prior to completion of our exploration program, we anticipate that we will incur increased operating expenses without realizing any revenues. Therefore, we expect to continue to incur losses into the foreseeable future. We recognize that if we are ultimately unable to generate significant revenues from the development and production of precious minerals from the Claim, we will not be able to continue operations.

If we do not obtain additional financing, our business will fail.

Our current operating funds may not be sufficient to complete the exploration of the Claim, and therefore we may need to obtain additional financing in order to complete our business plan. As at June 30, 2006, we had cash in the amount of $77, however on July 12, 2006 and July 27, 2006 we received $25,000 and $75,000 respectively from two lenders in the form of convertible notes payable, and on October 3, 2006 we generated $75,000 from the closing of a private placement of common stock.

Our business plan calls for significant expenses in connection with the exploration of the Claim. Although we have sufficient funds to conduct the first phase of our exploration of the Claim, we may require additional financing to complete the second phase of exploration. Further, we will continue to need to raise additional capital to fund operations until such time as we realize sufficient revenues to meet our expenditures. Capital realized would be used for exploration expenses and general and administrative expenses. However, we have no commitment from any source of financing to provide us with additional capital. Should we secure a commitment to provide us with capital such commitment may obligate us to issue additional shares of the Corporation's common stock or warrants or other rights to acquire common stock which will result in dilution to existing shareholders.

8

We face a high risk of business failure as a new mineral exploration company.

We are preparing to commence exploration on the Claim in early November of 2006 but have no way of evaluating the likelihood that our business will be successful. The difficulties normally encountered by new mineral exploration companies lead to the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays encountered in connection with the exploration that we plan to undertake. We have no history upon which to base any assumption as to the likelihood that we will prove successful in overcoming these problems. If we do not overcome these difficulties, our business will most likely fail.

Due to the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

Mineral exploration and extraction involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position. Such risks can be considerable and may add unexpected expenditures or delays to our plans.

The Corporation has no proven or probable mineral reserves.

The Corporation has not completed any geological testing that would establish whether proven or probable mineralization exists on the Claim property. Consequently, we do not yet know whether we can generate revenues or profits from this property. The economic viability of a mineral property cannot be determined until extensive exploration has been conducted. We do not know whether proven or probable ore reserves exist on the Claim property, or if we will ever realize any revenue from this property. While we believe that the Claim property could contain gold, silver, lead, zinc and copper mineralization, further exploration and mineral assessments may indicate that our property is not sufficiently mineralized. Should the determination be made that further exploration is unfeasible because of insufficient mineralization, the Corporation may decide to abandon exploration efforts on the property.

Should we become subject to changing government regulation or other legal uncertainties, our business will be negatively affected.

Several governmental regulations materially restrict mineral claims exploration and development in British Columbia. Under the Province's mining law, to engage in certain types of exploration requires work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws do not affect our current exploration plans, if we proceed to commence drilling operations on the Claim, we will incur regulatory compliance costs.

In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for ore deposits. The growth of demand for ore may also be significantly slowed. This could delay growth in potential demand for and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

Management has no technical experience in mineral exploration which increases our risk of failure.

Our management does not have any technical training in the field of geology. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not be well thought out and our operations and ultimate financial success may suffer irreparable harm as a result.

Our business will depend upon the work of third parties.

We will use third parties for our evaluation work. Professional geologists, geophysicists, and engineers will provide us with estimates to determine whether to commence or continue exploration work. These types of estimates generally rely on scientific estimates and economic assumptions, which may not be correct, and could result in the expenditure of substantial amounts of money on a property before it can be determined whether or not the property contains economically recoverable mineralization.

Because our chief executive officer has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Our chief executive officer, Kent Carasquero, devotes approximately 10 hours per week to our business affairs. It is possible that the demands on Mr. Carasquero from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Carasquero may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

Our internal controls over financial reporting may not be considered effective, which could result in a loss of shareholder confidence in our disclosure.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our annual report for the year ending December 31, 2007, we may be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of internal controls. If we are unable to assert that our internal controls are effective as of December 31, 2007, or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of our internal controls, shareholders could lose confidence in the accuracy and completeness of our financial reports.

There is no public trading market for our stock, so you may be unable to sell your shares, or if a public trading market develops, the market price could decline below the cost of your investment.

Although management intends to apply for quotation on the Over the Counter Bulletin Board, currently there is no public trading market for the Corporation's common stock, and we cannot represent to you that a market will ever develop. If a public trading market for our stock does not develop, it will be very difficult, if not impossible, for you to resell your shares in a manner that will allow you to recover, or realize a gain on, your investment. Even if a public trading market does develop, the market price could trade below the amount you paid for your investment.

We may incur significant expenses in the event that we are quoted on the Over the Counter Bulletin Board, which expenses may negatively impact our financial performance.

Should the Corporation's application for quotation on the Over the Counter Bulletin Board be accepted, we may incur significant legal, accounting and other expenses as a result of being quoted on the Over the Counter Bulletin Board. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Commission has required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed in a prior risk factor, may substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. As a result, there may be a substantial increase in legal, accounting and certain other expenses in the future, which would negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

Employees

The Corporation has 1 employee. Our chief executive officer spends approximately 10 hours per week on the business. We use consultants, attorneys, and accountants as necessary and will use professional geologists, geophysicists, engineers, and other qualified geological consultants to assist in the development of our business.

Reports to Security Holders

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Corporation files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: www.sec.gov.

MANAGEMENT'S PLAN OF OPERATION

This Management's Plan of Operation and Results of Operations and other parts of this report contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsections entitled "Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition" below and the subsection entitled "Risk Factors" above. The following discussion should be read in conjunction with our financial statements and notes for the three and six months ended June 30, 2006, as well as the pro forma financial statements and note attached hereto. The Corporation's fiscal year end is December 31.

General

During the six month period ended June 30, 2006 and up to the date of this current report, the Corporation was involved in identifying business opportunities in the mineral exploration sector, completing due diligence on the Claim and executing an agreement with Madman Mining. The Corporation is now focused on the operation of a precious mineral exploration business.

Business Strategy

Short Term Plan

Previous work on the Claim has indicated a potential for the identification of economic quantities of mineralization in the form of gold, silver, copper, lead and zinc. Limited exploration on the Claim by previous prospectors focused on known mineral showings that indicated gold, silver and copper geochemical anomalies, coincident with high-grade rock samples taken from old trenches. We intend to utilize modern exploration techniques and mineralization theories to test for a larger body of mineralization that may be the causative source for the numerous mineral showings within the Claim area. Our short term plan of operation is to carry out a two-phase exploration for the Claim as devised by our independent geologist.

Phase I

Phase I is expected to begin on November 6, 2006 and will require approximately three weeks. The exploration work will consist of grid emplacement, detailed geological mapping, prospecting, rock and soiling sampling, and a geophysical magnetometer survey. An additional three weeks will be required to complete analysis of samples, data compilation and interpretation, drafting, and report writing. Results gained from the program will lead to a better understanding of, and the location and controls of, the mineralization at known showings. It will also reveal possible new showings and/or anomalous areas. The work will progress as follows:

1. Emplace a control grid with a surveyed base line over the entire property;

2. Conduct detailed geological mapping and prospecting over the entire property – tying in all showing locations, roads/trails, geological data and samples to the control grid; and

3. Complete a magnetometer survey over the entire property.

The estimated cost breakdown of Phase I is as follows:

Personnel:

Senior Geologist	3 days @ $500.00	$ 1,500.00
Project Geologist	20 days @ $325.00	6,500.00
Prospector/Field Assistant	20 days @ $225.00	4,500.00

Field Costs:

Field Camp and Supplies	40 man/days @ $50.00/m/d	2,000.00
	(including camp rental, GPS rental, food, prospecting and sampling equipment, first aid and chain saw)	
Field Communications	Long Distance charges Motorola 2 way field radios	400.00
Survey Consumables	Sample bags, survey flagging, pickets etc.	950.00
Geophysical survey	Detailed total field magnetometer survey	6,150.00

Transportation:

Truck Rental	20 days $100.00	2,000.00
Mob/de-mob	Base-Project and Return (fuel/meals/motel & truck mileage charges)	500.00

Analytical:

Rock Samples	50 samples @ $24.50/sample (Au+32 element ICP)	1,225.00
	(budget for 20 over detection limit assays - additional at approx $15.00/sample)	
Soil Samples	100 samples @ $23.50/sample (Au + 32 element ICP)	2,350.00
Petrography/Thin Section	10 samples	270.00

Office & Engineering:

Report Writing	based on results of Phase I	2,000.00
Drafting/Cartography	(including field base map and all final maps detailing geological mapping, sample locations and results, location of old workings and compilation of results from previous work on property)	2,500.00

Overhead & Contingency		1,880.00

Total estimated cost of Phase I		$34,725.00

Phase II

Phase II of the exploration program is contingent on the success of the Phase I program. The work will progress as follows:

1. Complete mechanical trenching along the strike of the known mineralized zones, with detailed geological mapping and rock sampling carried out in each trench; and

2. Perform diamond drilling along the projected strike and down dip of the main mineralized zones.

The minimum estimated cost of the Phase II is $50,000.

Long Term Plan

Upon the success of Phase I and Phase II, the Corporation's long term plan is to pursue mining on the Claim.

We do not intend to use any additional employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used to complete our plan of operation. Management is confident that it will be able to operate in this manner during the next twelve months.

Results of Operations

During the six months ended June 30, 2006 we were not engaged in any active business other than the search for a suitable business acquisition.

Net Losses

For the period from March 13, 1991 (the incorporation of Gateway), to June 30, 2006, the Corporation recorded a net loss of $435,423, which is primarily attributable to losses from the discontinuation of business operations.

Net losses for the three month period ended June 30, 2006, were $39,422 as compared to net losses of $50,092 for the three month period ended June 30, 2005. Net losses for the six month period ended June 30, 2006, were $75,372 as compared to net losses of $55,949 for the six month period ended June 30, 2005.

During the six month period ended June 30, 2006, the Corporation did not realize any revenues from operations.

The Corporation expects to continue to incur net losses in future periods until such time as we can generate revenue. However, there is no assurance that we will ever generate sufficient revenues to fund operations.

Capital Expenditures

The Corporation expended no amounts on capital expenditures for the period from inception to June 30, 2006.

Income Tax Expense (Benefit)

The Corporation has an income tax benefit resulting from net operating losses to offset any future operating profit. However, the Corporation has not recorded this benefit in the financial statements because it cannot be assured that we will utilize the net operating losses carried forward in future years.

Impact of Inflation

The Corporation believes that inflation has had a negligible effect on operations over the past three years. The Corporation believes that it can offset inflationary increases by improving operating efficiencies.

Liquidity and Capital Resources

The Corporation is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and shareholders' equity. The Corporation had current and total assets of $77, with current and total liabilities of $384,219, as of June 30, 2006. Net stockholders' deficit in the Corporation was $384,142 at June 30, 2006.

Cash flow used in operating activities was $77,046 for the six month period ended June 30, 2006, as compared to cash flow used in operating activities of $58,322 for the six month period ended June 30, 2005.

Cash flow used in investing activities was $0 for the six month periods ended June 30, 2006 and 2005.

Cash flow provided by financing activities was $59,921 for the six month period ended June 30, 2006, as compared to cash flow provided by financing activities of $83,322 for the six month period ended June 30, 2005. The cash flow provided by financing activities during the current period is attributable to a loan from a related party. Subsequent to the end of the most recent six month period the Corporation completed a private placement of common stock realizing proceeds in the amount of $75,000, which proceeds will be sufficient to complete Phase I of our exploration plan.

The Corporation's current assets may however not be sufficient to conduct our plan of operation over the next twelve (12) months. We have no current commitments or arrangements with respect to, or immediate sources of funding. Further, no assurances can be given that funding, if needed, would be available or available to us on acceptable terms. Although, our major shareholders would be the most likely source of new funding in the form of loans or equity placements none have made any commitment for future investment and the Corporation has no agreement formal or otherwise. The Corporation's inability to obtain funding will have a material adverse affect on our plan of operation.

The Corporation has no current plans for the purchase or sale of any plant or equipment.

The Corporation has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In the notes to the audited financial statements for the year ended December 31, 2005, included in the Corporation' Form 10-KSB, the Corporation discusses those accounting policies that are considered to be significant in determining the results of operations and our financial position. The Corporation believes that the accounting principles which we utilized conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Corporation management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Corporation evaluates estimates. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 156, "*Accounting for Servicing of Financial Assets*", which amends SFAS No. 140. SFAS No. 156 may be adopted as early as 1 January 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after 15 September 2006 (e.g. 1 January 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said SFAS No. 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. The adoption of SFAS No. 156 is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments*", which amends SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" and SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3*". SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Corporation's results of operations or financial position.

Going Concern

The Corporation's audit expressed substantial doubt as to the Corporation's ability to continue as a going concern as a result of limited operations. The Company's accumulated deficit was $360,051 as of December 31, 2005, which had increased to $435,423 as of June 30, 2006. Our ability to continue as a going concern is subject to the ability of the Corporation to realize a profit from operations and /or obtain funding from outside sources. Since we have no revenue generating operations, our plan to address the Corporation's ability to continue as a going concern over the next twelve months includes: (1) obtaining debt funding from private placement sources; (2) obtaining additional funding from the sale of our securities; (3) obtaining loans and grants from various financial institutions, where possible, and (4) begin producing revenue from the Claim. Although we believe that we will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

Many of the statements contained in this current report, with the exception of historical facts, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These forward looking statements include, but are not limited to, statements concerning:

- our anticipated financial performance and business plan;
- the sufficiency of existing capital resources;
- our ability to raise additional capital to fund cash requirements for future operations;
- uncertainties related to the exploration of the Claim;
- the ability of the Corporation to generate revenues to fund future operations;
- the volatility of the stock market and;
- general economic conditions.

We wish to caution readers that the Corporation's operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated including the factors set forth in the section entitled "Risk Factors." We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other that is required by law.

DESCRIPTION OF PROPERTY

The Corporation currently maintains its offices at 325-3495 Cambie Street, Vancouver, British Columbia, Canada, V5Z 4R3. We pay no rent for the use of this address. We do not believe that we will need to maintain additional office space at any time in the foreseeable future in order to carry out the plan of operation described herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of October 31, 2006, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group.

Title of Class	Name and Address of Beneficial Ownership	Amount and nature of Beneficial Ownership	Percent of Class
Common Stock	Kent Carasquero	100,000	1.2%
Common Stock	All Executive Officers and Directors as a Group	100,000	1.2%

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Corporation's officers and directors who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

Name	Age	Year Appointed	Position(s) and Office(s)
Kent Carasquero	40	2005	chief executive officer, chief financial officer, principal accounting officer, and director

On January 21, 2005, the Corporation elected Kent Carasquero as the sole director and appointed Mr. Carasquero as chief executive officer and chief financial officer.

Mr. Carasquero holds an Advanced BA in Economics from the University of Manitoba. Since 2002, Mr. Carasquero has been the president of Tyee Capital Consultants, Inc., a private company involved in assisting publicly and privately held corporations in all major industry groups with structuring, marketing, investor communications, and financing activities. Mr. Carasquero served as an officer and director of Capital Hill Gold, Inc., an exploration stage mining company, from February of 2004 until March of 2005. Mr. Carasquero also served as an officer and director of Mangapets, Inc., a software development company, from April 2004 until September 2004.

Mr. Carasquero has entered into an employment agreement with the Corporation. The election of Mr. Carasquero to the Corporation's board of directors was not based on any prior understanding or arrangement.

Code of Ethics

The Corporation has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Corporation has incorporated a copy of its Code of Ethics by reference as Exhibit 14 to this Form 8-K. Further, the Corporation's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Corporation.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Corporation, the Corporation is not aware of the any individuals or entities who during the period ended December 31, 2005 were directors, officers, or beneficial owners of more than ten percent of the common stock of the Corporation, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 except for Kent Carasquero, an officer and director of the Corporation, who failed to file a Form 3 or 5.

EXECUTIVE COMPENSATION

The following table provides summary information for the years 2005, 2004, and 2003 concerning cash and non-cash compensation paid or accrued by the Corporation to or on behalf of (i) the chief executive officer at the year ended December 31, 2005, and (ii) any other employees to receive compensation in excess of $100,000.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs (#)	LTIP payouts ($)	All Other Compensation ($)
Lawrence H. Smith * Chief Executive Officer	2005 2004 2003	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Kent Carasquero ** Chief Executive Officer, Chief Financial Officer	2005 2004 2003	- - -	- - -	$55,000 - -	- - -	- - -	- - -	- - -

* Lawrence H. Smith resigned on January 21, 2005
** Kent Carasquero was appointed on January 21, 2005

Compensation of Directors

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. It is likely that the Corporation will adopt a provision for compensating directors in the future.

Board of Directors Committees

The board of directors has not established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Corporation will be required to establish an audit committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No director, executive officer, nominee for election as a director of the Corporation, owner of five percent or more of the Corporation's outstanding shares, or member of their immediate family, has entered into any reportable, related transaction during the last two years except as follows:

- On September 19, 2006, Kent Carasquero, our sole officer and director, authorized the issuance of 100,000 shares valued at $0.10 per share or an aggregate of $10,000 pursuant to a debt settlement agreement.

- Kent Carasquero, our sole officer and director, entered into an employment agreement with the Corporation on February 1, 2006. Mr. Carasquero's employment agreement is terminable at the will of the Corporation and entitles Mr. Carasquero to a base salary of $5,000 per month.

DESCRIPTION OF SECURITIES

Common Stock

As of October 31, 2006, there were approximately 50 shareholders of record holding a total of 8,250,000 shares of the 100,000,000 shares of common stock authorized. The par value of the common stock is $0.0001 per share. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of October 31, 2006, there were no shares issued and outstanding of the 5,000,000 shares of preferred stock authorized. The par value of the preferred stock is $0.0001 per share. The Corporation's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors, if an amendment is made to the certificate of incorporation expressly vesting such power in the board of directors.

Transfer Agent and Registrar

The Corporation's transfer agent and registrar is Signature Stock Transfer, 2301 Ohio Dr # 100, Plano, Texas, 75093 – 3956, (972) 612-4120.

PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for our securities. The Corporation has future plans to file for trading on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (the "NASD"). However, there can be no assurance that the Corporation will ever be accepted for trading by the NASD.

As there is currently no public trading of our securities, there is no high or low bid pricing to report.

Dividends

The Corporation has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Corporation's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Corporation's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

LEGAL PROCEEDINGS

Kummer Kaemper Bonner Renshaw and Ferrario, Attorneys at Law, were retained to represent the Corporation in the defense of an action entitled *Media Underground, Inc. v. Casino Entertainment Television, Inc.*, *et al*, filed in the District Court for Clark County, Nevada as Case No. A495425 ("Action"). Media Underground Inc., (the "Plaintiff") alleged that it entered into a sublease agreement with the Corporation for certain premises located at 3485 West Harmon Avenue, Suite 110 in Las Vegas, Nevada, and that the payments called for by the sublease were not made. The Plaintiff asserted the following claims for relief: (i) breach of contract; (ii) breach of the implied covenant of good faith and fair dealing; (iii) fraud in the inducement; and (iv) attorney's fees. State court litigation was commenced by the Plaintiff on November 18, 2004 which was settled and dismissed on May 30, 2006. On June 30, 2006, the Corporation paid $10,000 as settlement of the lawsuit.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On March 3, 2005, the Corporation's independent auditors, Beckstead and Watts LLP ("Beckstead"), notified the Corporation that they were resigning effective as of that date.

The audit reports of Beckstead on the Corporation's financial statements for the fiscal years ending December 31, 2003 and December 31, 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports were modified to include an explanatory paragraph raising substantial doubt about the Corporation's ability to continue as a going concern.

In connection with the audits of the fiscal years ending December 31, 2003 and December 31, 2002, including the subsequent periods through March 3, 2005, the Corporation had no disagreements with Beckstead with respect to accounting or auditing issues of the type discussed in Item 304(a)(1)(iv) of Regulation S-B. Had there been any disagreements that were not resolved to their satisfaction, such disagreements would have caused Beckstead to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during that time there were no reportable events (as described in Item 304(a)(1)(iv) of Regulation S-B).

On October 13, 2005 the Corporation retained De Joya Griffith and Corporation, LLC ("Dejoya") as the principal accountants to replace Beckstead. The Corporation's board of directors approved the appointment of De Joya.

During the fiscal years ending December 31, 2003 and December 31, 2002, including the subsequent periods through March 3, 2005, the date of Beckstead's resignation, and prior to the appointment of De Joya, the Corporation (or anyone on its behalf) did not consult with De Joya regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements (as referred to in Item 304(a)(2) of Regulation S-B), the Corporation did not consult De Joya in respect to these matters during the time periods detailed herein.

On May 26, 2006, the Corporation terminated its relationship with De Joya.

The audit reports of De Joya on the Corporation's financial statements for the fiscal years ending December 31, 2004 and 2003, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports were modified to include an explanatory paragraph raising substantial doubt about the Corporation's ability to continue as a going concern.

In connection with the audits of the fiscal years ending December 31, 2004 and 2003, including the subsequent periods through May 26, 2006, the Corporation had no disagreements with De Joya with respect to accounting or auditing issues of the type discussed in Item 304(a)(1)(iv) of Regulation S-B. Had there been any disagreements that had not been resolved to their satisfaction, such disagreements would have caused De Joya to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during that time there were no reportable events (as described in Item 304(a)(1)(iv) of Regulation S-B).

On June 16, 2006 the Corporation retained James Stafford Chartered Accountants ("James Stafford") as the principal accountants to replace De Joya. The Corporation's board of directors approved the appointment of James Stafford.

During the fiscal years ending December 31, 2004 and 2003, including the subsequent periods through May 26, 2006, the date of De Joya's termination, and prior to the appointment of James Stafford, the Corporation (or anyone on its behalf) did not consult with James Stafford regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements (as referred to in Item 304(a)(2) of Regulation S-B), the Corporation did not consult James Stafford in respect to these matters during the time periods detailed herein.

RECENT SALES OF UNREGISTERED SECURITIES

On October 3, 2006, the Corporation issued 150,000 shares of common stock to three investors for cash consideration of $0.50 per share, for an aggregate of $75,000, pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Corporation complied with the requirements of Regulation S by having made no directed offering efforts in the United States, by offering only to offerees who were outside the United States at the time the shares were issued, and ensuring that the offerees to whom the stock was issued were non-U.S. offerees with addresses in foreign countries.

The Corporation complied with Section 4(2) based on the following factors: (1) the issuances were isolated private transactions by the Corporation which did not involve a public offering; (2) there were limited offerees who were issued the Corporation's stock for cash consideration; (3) the offerees stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offerees and the Corporation.

On September 19, 2006, the Corporation authorized the issuance of 100,000 shares of common stock to Kent Carasquero pursuant to a debt settlement agreement valued at $0.10 per share, for an aggregate of $10,000, pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Corporation complied with the requirements of Regulation S by having made no directed offering efforts in the United States, by offering only to an offeree who was outside the United States at the time the shares were issued, and ensuring that the offeree to whom the stock was issued was a non-U.S. offeree with an address in a foreign country.

The Corporation complied with Section 4(2) based on the following factors: (1) the issuance was an isolated private transaction by the Corporation which did not involve a public offering; (2) there was only one offeree who was issued the Corporation's stock for debt who is an officer and director of the Corporation; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiation that lead to the issuance of the stock took place directly between the offeree and the Corporation.

On June 25, 2004, the Corporation authorized the issuance of 8,666,667 shares of common stock to the shareholders of Gateway Entertainment Group, Inc. ("Gateway") in exchange for all the issued and outstanding stock of Gateway pursuant to the exemptions from registration provided by Section 4(2) of the Securities Act of 1933. (On March 8, 2005, the Corporation cancelled the 8,666,667 common shares.)

The Corporation made this offering based on the following factors: (1) the issuances were isolated private transactions by the Corporation which did not involve a public offering; (2) there were limited offerees who were issued the Corporation's stock in exchange for their stock in Gateway; (3) the offerees stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offerees and the Corporation.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Pursuant to Article XI, Section 11.1. of the Corporation's bylaws, the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time.

However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


PART F/S


See "Item 9.01 Financial Statements and Exhibits" below.


PART III


See "Item 9.01 Financial Statements and Exhibits" below.

ITEM 5.06   CHANGE IN SHELL COMPANY STATUS

Pursuant to the acquisition of the Claim, as disclosed in Item 2.01 of this current report, the Corporation ceased being a shell company on September 8, 2006. Reference is made to the disclosures set forth in Item 2.01 of this current report, which disclosures are incorporated herein by reference.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The financial tables and notes that follow present the Corporation's pro forma disclosure, which should be read together with the Corporation's "Management's Plan of Operations" and "Results of Operations" as included elsewhere in this report. The Corporation's financial data for the year ended December 31, 2005 is comprised of audited financial statements. The financial data for the three and six months ended June 30, 2006 is comprised of unaudited, interim financial statements.

Pro Forma Financial Information

The Corporation's Pro Forma Consolidated Financial Statements and Notes for the period ended June 30, 2006 are attached hereto.

Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit No.	Description
3(i)(a)	Articles of Incorporation dated October 31,2000. (Incorporated by reference from Form SB2 filed with the Commission on August 24, 2001.)
3(i)(b)	Amended Articles of Incorporation dated July 26, 2004. (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)
3(i)(c)	Amended Articles of Incorporation dated April 12, 2005. (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)
3(ii)	By-Laws dated October 31, 2000. (Incorporated by reference from Form SB-2 filed with the Commission on August 24, 2001.)
10(i)	Share Exchange Agreement dated April 30th 2004 between Reservenet, Inc. and Gateway Entertainment Group Inc. (Incorporated by reference from Form 8K filed with the Commission on June 24, 2004.)
10(ii)	Separation Agreement dated March 7, 2005 between Casino Entertainment Television Inc. and Stephen Lasser. (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)
10(iii)	Share Cancellation and Business Transfer Agreement dated March 7, 2005 between Casino Entertainment Television Inc. and Lawrence Smith. (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)
10(iv)	Loan Agreement dated June 19, 2005 between the Corporation and Ludwig Holdings Inc. (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)
10(v)	Employment Agreement dated February 1, 2006 between Kent Carasquero and Casino Entertainment, Inc. (Incorporated by reference from the Form 10-KSB filed with the Commission on August 26, 2006.)
10(vi)	Loan Agreement dated July 12, 2006 between the Corporation and Vince Carnovale.
10(vii)	Loan Agreement dated July 27, 2006 between the Corporation and Ludwig Holdings Inc.
10(viii)	Property Purchase Agreement dated August 10, 2006, between the Corporation and Madman Mining Co. Ltd. (Incorporated by reference from Form 10-QSB filed with the Commission on October 10, 2006.)
10(ix)	Debt Settlement Agreement dated September 19, 2006 between the Corporation and Kent Carasquero.
14	Code of Ethics (Incorporated by reference from Form 10-QSB filed with the Commission on February 8, 2006.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Ouvo, Inc.   *Date*

By: /s/ Kent Carasquero   November 1, 2006
Name: Kent Carasquero
Title: Chief Executive Officer, Chief Financial Officer, and
             Principal Accounting Officer

OUVO, INC.

(A Development Stage Company)

**PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS**

30 June 2006

Unaudited - Prepared by Management

The information presented below is for informational purposes only and is not necessarily indicative of the actual results that would have occurred had the acquisition been consummated as at 1 January 2006, nor are they necessarily indicative of future operating results under the ownership and management of the Company.

Ouvo, Inc.
(A Development Stage Company)

Pro Forma Consolidated Balance Sheet
As at 30 June 2006
Expressed in U.S. Dollars
Unaudited - Prepared by Management

ASSETS		Ouvo, Inc.		St. John Ridge Project Acquisition		Pro Forma Adjustments and Eliminating Entries *(Note 2)*		Pro Forma Consolidated Ouvo, Inc.
Current								
Cash and cash equivalents	$	77	$	-	$	-	$	77
	$	77	$	-	$	-	$	77
LIABILITIES								
Current								
Bank indebtedness	$	10	$	-	$	-	$	10
Accounts payable and accrued liabilities		30,724		8,000		-		38,724
Note payable		273,345		-		-		273,345
Due to related party		80,140		-		-		80,140
		384,219		8,000		-		392,219
SHAREHOLDERS' DEFICIENCY								
Capital stock		800		-		-		800
Additional paid in capital		50,481		-		-		50,481
Deficit		(435,423)		(8,000)		-		(443,423)
		(384,142)		(8,000)		-		(392,142)
	$	77	$	-	$	-	$	77

- See Accompanying Notes -

Ouvo, Inc.
(A Development Stage Company)

Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2006
Expressed in U.S. Dollars
Unaudited - Prepared by Management

	Ouvo, Inc.	St. John Ridge Project Acquisition	Pro Forma Adjustments and Eliminating Entries *(Note 2)*	Pro Forma Consolidated Ouvo, Inc.
Expenses				
General and administrative	$ 75,133	$ 8,000	$ -	$ 83,133
Net loss before other item	(75,133)	(8,000)	-	(83,133)
Other item				
Gain (loss) on foreign exchange	(239)	-	-	(239)
Loss for the Year	$ (75,372)	$ (8,000)	$ -	$ (83,372)
Basic and diluted loss per common share				$ (0.01)
Weighted average number of common shares used in per share calculations				8,000,000

- See Accompanying Notes -

Ouvo, Inc.
(A Development Stage Company)

Notes to Pro Forma Consolidated Financial Statements
30 June 2006
Expressed in U.S. Dollars
Unaudited - Prepared by Management

---

1. Proposed Arrangement and Basis of Presentation

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in the 8K filing relating to the acquisition by Ouvo, Inc. ("Ouvo") of the St. John Ridge Project located on St. John Ridge in the Greenwood Mining Division of British Columbia, Canada. As consideration Ouvo paid $8,000.

The pro forma consolidated financial statements should be read in conjunction with the historical financial statements of Ouvo. The unaudited balance sheet of Ouvo as at 30 June 2006 and the unaudited statement of operations of Ouvo for the six months ended 30 June 2006 were used in the preparation of the pro forma consolidated financial statements as at 30 June 2006 and for the six months then ended.

---

2. Pro Forma Adjustments

The pro forma consolidated financial statements for the six months ended 30 June 2006 have been prepared assuming that the property purchase occurred on 1 January 2006.

Management has determined that no pro forma adjustments are required.

---

3. Pro Forma Loss for the Period and Loss Per Share

The pro forma consolidated loss for the period and loss per share are not necessarily indicative of the results of operations that would have been attained had the acquisition taken place as at 1 January 2006 and does not purport to be indicative of the effects that may be expected to occur in the future.

LOAN AGREEMENT

THIS AGREEMENT dated the 12th day of July 2006.

BETWEEN:

> VINCE CARNOVALE
>
> (herein referred to as "The Lender")

AND:

> **OUVO, INC,** a company duly incorporated pursuant to the laws of the State of Delaware
>
> (herein referred to as "The Borrower")

WHEREAS:

The Borrower has requested that The Lender advance Twenty Five Thousand Dollars (US 25,000.00);

The Lender has agreed to advance to The Borrower or on behalf of The Borrower the sum of Twenty Five Thousand Dollars (US $25,000.00) (the" Loan"); and

The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

AMOUNTS DUE AND OWING

In consideration of advancing Twenty Five Thousand Dollars (US $25,000.00) the Borrower agrees to pay to The Lender the sum of Twenty Five Thousand Dollars (US $25,000.00) (the "Principal Sum") of lawful money of the United States of America together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

PAYMENT DUE

The whole of the Debt hereby secured shall become due and payable on December 31st, 2007, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

RIGHT TO PREPAY

The Borrower shall have the privilege of pre-paying the Debt to The Lender, at any time during the currency of the loan.

If the Debt is repaid to The Lender by The Borrower at any time prior to December 31st, 2007 then The Borrower will be released from any further or continued obligations under this loan agreement.

INTEREST

In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

PAYMENT OF COSTS

The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

CONVERSION TO EQUITY

In the alternative to the repayment of those monies described in paragraph 1 hereof and at the option of the Lender and following notice to the Borrower as provided herein, the payment of the Loan outstanding from time to time, together with any accrued interest thereon (hereinafter collectively called the "Debt") shall be converted to equity in the capital stock of the Company by the allotment and issuance to the Lender of common shares in the share capital of the corporation equal to the value of the Debt.

If the Lender shall elect to convert the Debt into shares, the Lender shall give notice thereof to the Borrower at its office establishing a record date for conversion of the Debt for shares (the "Conversion Date").

Upon notice being given pursuant to this section, the Company shall provide the Lender with a Subscription Agreement to be executed for the common shares in the Company for consideration according to the Conversion Rate which be negotiated at the Conversion Date.

On or after the Conversion Date, the Company shall as soon as practicable deliver to the Lender share certificates in amounts equivalent to the Debt calculated in accordance with the Conversion Rate

SECURITY

As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

"Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby.

REPRESENTATIONS, WARRANTIES AND COVENANTS

The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

FORM OF PAYMENT

All monies paid to The Lender by The Borrower shall be paid in lawful money of The United States of America and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

NOTICE

Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at Suite 325-3495 Cambie Street, Vancouver, B.C.V5Z 4R3 and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

TIME

Time is of the essence of this Agreement

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

VINCE CARNOVALE   )
)
/s/ Vince Carnovale   )
Authorized Signatory   )
)
)
_____   )
Witness   )

OUVO INC.   )
)
/s/ Kent Carasquero   )
Authorized Signatory   )
)
)
_____   )
Witness   )

LOAN AGREEMENT

THIS AGREEMENT dated the 27th day of July 2006.

BETWEEN:

> **LUDWIG HOLDINGS LIMITED.**
>
> (herein referred to as "The Lender")

AND:

> **OUVO, INC,** a company duly incorporated pursuant to the laws of the State of Delaware
>
> (herein referred to as "The Borrower")

WHEREAS:

The Lender has previously advanced to the Borrower or on behalf of the Borrower the sum of Two Hundred and Fifty Thousand dollars (US 250,000.00) (the" Loan"); and

The Borrower has requested that the Lender advance and additional Seventy Five Thousand dollars (US $75,000.00) increasing the Loan to Three Hundred and Fifty Thousand Dollars (US 350,000.00) and extend the payment date of the loan to December 31, 2006;

The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

AMOUNTS DUE AND OWING

In consideration of advancing Seventy Five Thousand dollars (US $75,000.00), increasing the Loan to Three Hundred and Fifty Thousand Dollars (US 350,000.00) and extending the payment date of the loan to December 31, 2006;, The Borrower agrees to pay to The Lender the sum of Three Hundred and Fifty Thousand dollars (US $350,000.00) (the "Principal Sum") of lawful money of the United States of America together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

PAYMENT DUE

The whole of the Debt hereby secured shall become due and payable on December 31st, 2006, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

RIGHT TO PREPAY

The Borrower shall have the privilege of pre-paying the Debt to The Lender, at any time during the currency of the loan.

If the Debt is repaid to The Lender by The Borrower at any time prior to December 31st, 2006 then The Borrower will be released from any further or continued obligations under this loan agreement.

INTEREST

In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

PAYMENT OF COSTS

The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

CONVERSION TO EQUITY

In the alternative to the repayment of those monies described in paragraph 1 hereof and at the option of the Lender and following notice to the Borrower as provided herein, the payment of the Loan outstanding from time to time, together with any accrued interest thereon (hereinafter collectively called the "Debt") shall be converted to equity in the capital stock of the Company by the allotment and issuance to the Lender of common shares in the share capital of the corporation equal to the value of the Debt.

If the Lender shall elect to convert the Debt into shares, the Lender shall give notice thereof to the Borrower at its office establishing a record date for conversion of the Debt for shares (the "Conversion Date").

Upon notice being given pursuant to this section, the Company shall provide the Lender with a Subscription Agreement to be executed for the common shares in the Company for consideration according to the Conversion Rate which be negotiated at the Conversion Date.

On or after the Conversion Date, the Company shall as soon as practicable deliver to the Lender share certificates in amounts equivalent to the Debt calculated in accordance with the Conversion Rate

SECURITY

As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

"Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby.

REPRESENTATIONS, WARRANTIES AND COVENANTS

The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

FORM OF PAYMENT

All monies paid to The Lender by The Borrower shall be paid in lawful money of The United States of America and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

NOTICE

Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at Suite 325-3495 Cambie Street, Vancouver, B.C.V5Z 4R3 and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

TIME

Time is of the essence of this Agreement

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

LUDWIG HOLDINGS LIMITED	)
	)
/s/ Steve Drayton	)
Authorized Signatory	)
	)
	)
Witness	)

OUVO INC.	)
	)
/s/ Kent Carasquero	)
Authorized Signatory	)
	)
	)
Witness	)

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is made as of the 19th day of September 2006

BETWEEN:

        OUVO INC., a Delaware company having an office at Suite 325-3495
        Cambie Street, Vancouver, B.C., Canada, V5Z 4R3

        (the "Company")

                                              OF THE FIRST PART

AND:

        KENT CARASQUERO

        (the "Creditor")

                                        OF THE SECOND PART

WHEREAS:

A. The Company is indebted to the Creditor in the amount of USD $80,140 (the "Debt");

B. The Company has agreed to issue to the Creditor, One Hundred Thousand (100,000) shares of Common Stock, par value $.001 (the "Common Stock") in satisfaction of Ten Thousand Dollars (US $10,000)of the Debt.;

C. The Creditor has agreed to accept the Common Stock in satisfaction of the Ten Thousand Dollars (US $10,000) of the Debt.

THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

1.00   Debt Settlement

1.01   Issuing the Common Stock to the Creditor at a deemed price of US$.10 per share for an aggregate amount equal to Ten Thousand Dollars (US $ 10,000). The Common stock will be issued in reliance upon the exemption from securities registration pursuant to Section 4(2) and/or Regulation S promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "1933 Act").

1.02   The Creditor acknowledges and agrees that Ten Thousand Dollars (US $10,000) of the Debt have been rendered by the Creditor to the Company to the date of this Agreement and upon receipt of Common Stock by the Creditor.

2.00   Headings

2.01   The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

3.00   Governing Law

3.01   This Agreement and all matters arising hereunder shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and all disputes arising under this Agreement shall be referred to, and the parties attorn to the jurisdiction of, the courts of appropriate jurisdiction in the State of Delaware.

4.00   Enurement

4.01   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.00   Carrying Out Agreement

5.01   Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such other things as may be necessary to implement and carry out the intent of this Agreement.

6.00   Assignment

6.01   This Agreement shall not be assignable by the Creditor without the written consent of the Company.

7.00   Counterparts

7.01   This Agreement, or any amendment to it, may be executed in counterparts, each of which will be deemed an original agreement and all of which will together constitute one agreement.

8.00   Amendment

8.01   Except as herein otherwise provided, no subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

OUVO, INC.

Per: /s/ Kent Carasquero
        Kent Carasquero, President

        /s/ Kent Carasquero
        Kent Carasquero, Creditor